UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

MiMedx Group, Inc.

(Name of Issuer)

Preferred Stock, par value $0.001 per share

(Title of Class of Securities)

602496

(CUSIP Number)

Martin P. Sutter

Falcon Fund 2 Holding Company, L.P.

21 Waterway Avenue, Suite 225

The Woodlands, Texas 77380

(281) 364-1555

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 2, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 602496	Page 2 of 15 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Falcon Fund 2 Holding Company, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 23,376,623 (1)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 23,376,623 (1)
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,376,623 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.9%
14	TYPE OF REPORTING PERSON PN

(1) See Items 4 and 5.

CUSIP No. 602496	Page 3 of 15 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON EW Healthcare Partners-Fund 2-UGP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 23,376,623 (1)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 23,376,623 (1)
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,376,623 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.9%
14	TYPE OF REPORTING PERSON OO

(1) See Items 4 and 5.

CUSIP No. 602496	Page 4 of 15 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Martin P. Sutter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 23,376,623 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 23,376,623 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,376,623 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.9%
14	TYPE OF REPORTING PERSON IN

(1) See Items 4 and 5.

CUSIP No. 602496	Page 5 of 15 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON R. Scott Barry
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 23,376,623 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 23,376,623 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,376,623 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.9%
14	TYPE OF REPORTING PERSON IN

(1) See Items 4 and 5.

CUSIP No. 602496	Page 6 of 15 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Ronald Eastman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 23,376,623 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 23,376,623 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,376,623 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.9%
14	TYPE OF REPORTING PERSON IN

(1) See Items 4 and 5.

CUSIP No. 602496	Page 7 of 15 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Petri Vainio
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 23,376,623 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 23,376,623 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,376,623 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.9%
14	TYPE OF REPORTING PERSON IN

(1) See Items 4 and 5.

SCHEDULE 13D

Item 1. Security and Issuer.

(a)     Name of Issuer: MiMedx Group, Inc.

(b)    Address of Issuer’s Principal Executive Offices:

 1775 West Oak Commons Ct. NE

 Marietta, GA 30062

(c)    Title and Class of Securities: Series B Convertible Preferred Stock

(d)    CUSIP Number: 602496

Item 2. Identity and Background.

(a)    This Schedule 13D is being filed jointly by Falcon Fund 2 Holding Company, L.P., a Delaware limited partnership (“Falcon”), EW Healthcare Partners Fund 2-UGP, LLC, a Delaware limited liability company (“EWHP-UGP”), Martin P. Sutter, an individual, R. Scott Barry, an individual, Ronald Eastman, an individual and Petri Vainio, an individual (each a “Manager”, collectively, the “Managers”, and together with the Falcon and EWHP-UGP, the “Reporting Persons”).

(b)    Address of Principal Business Office: The address of the principal business of each of the Reporting Persons is 21 Waterway Avenue, Suite 225, The Woodlands, Texas 77380.

(c)    The Principal business of Falcon is growth capital investments. The principal business of EWHP-UGP is to act as the general partner of Falcon. The principal business of the Managers is to direct the activities of EWHP-UGP.

(d)    None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)    None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)    Citizenship: (i) Falcon Fund 2 Holding Company, L.P. is a Delaware limited partnership; (ii) EW Healthcare Partners Fund 2-UGP, LLC is a Delaware limited liability company; and (iii) Martin P. Sutter, R. Scott Barry, Ronald Eastman and Petri Vainio are all individuals who are citizens of the United States.

Item 3. Source or Amount of Funds or Other Consideration.

Pursuant to a Securities Purchase Agreement dated July 2, 2020 (the “Financing”) by and among MiMedx Group, Inc., a Florida corporation (the “Company”) and certain investors, including Falcon (the “Purchase Agreement”), Falcon (the “EWHP Investor”), purchased 90,000 shares of Series B Convertible Preferred Stock, par value $0.001 per share (the “Series B Preferred Stock”), issued and sold by the Company at an aggregate purchase price of $90,000,000 (the “Purchase Price”). Each share of Series B Preferred Stock is convertible into shares of Common Stock, par value $.001 per share (the “Common Stock”) of the Company under certain circumstances as described more fully in response to Item 4 below.

The Securities sold and issued in the Financing have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), or any state securities laws, and may not be offered or sold in the United States absent registration with the Securities and Exchange Commission (the “SEC”) or an applicable exemption from the registration requirements.

In connection with the Financing, the Company and the EWHP Investor also entered into a registration rights agreement (the “Registration Rights Agreement”) obligating the Company to register for resale shares of Common Stock issued upon conversion of its Series B Preferred Stock, which rights may be exercised from and after the date 90 days prior to the expiration of the Lock-Up Period (as defined in Item 4). In general, the Registration Rights Agreement provides the EWHP Investor with the right to request a shelf registration in respect of such resales (including up to two underwritten shelf takedowns (but no more than one in any twelve month period)), up to two demand registrations (but only if no shelf registration is then in effect covering the resale of all securities held by the EWHP Investor) and unlimited piggyback registration rights.

Item 4. Purpose of Transaction.

The Reporting Persons acquired the Securities (as defined below) solely for the purpose of investment. Subject to the Standstill Agreement (as discussed below), the Reporting Persons may make additional purchases of the Company’s securities either in the open market or in private transactions depending on the Company’s business, prospects and financial condition, the market for the Company’s securities, general economic conditions, money and stock market conditions and other future developments.

In connection with the Financing, the Company has filed an amendment to its articles of incorporation, as amended (the “Preferred Stock Amendment”), setting forth the terms of the Series B Preferred Stock (the “Purchased Shares”). The Company completed the closing of the sale and purchase of the Purchased Shares (the “Preferred Stock Closing”) on July 2, 2020. The proceeds from the sale of the Purchased Shares have been or will be used to repay outstanding debt, as further described below, for working capital and general corporate purposes and to pay transaction fees, costs and expenses incurred in connection with the Financing.

Terms of the Purchase Agreement

The Purchase Agreement contains representations, warranties and covenants of the Company and the Purchasers customary for transactions of this type. In addition, certain specific terms and conditions of the Purchase Agreement are described below.

Purchaser Director and Nominees

On the terms and subject to the conditions of the Purchase Agreement and the Preferred Stock Amendment, for so long as the EWHP Investor and its affiliates have beneficial ownership of (i) at least 10.0% of the total number of outstanding shares of common stock of the Company, par value $0.001 per share (“Common Stock”) (calculated on a fully-diluted, as converted basis) (a “10% Holder”), the EWHP Investor will be entitled to designate two individuals to serve on the Board, and (ii) at least 5.0% but less than 10% of the total number of outstanding shares of Common Stock (calculated on a fully-diluted, as converted basis) (a “5% Holder”), the EWHP Investor will be entitled to designate one individual to serve on the Board (such appointed directors, the “Preferred Directors”). The Preferred Directors will not be members of any class of directors that is elected by the holders of shares of Common Stock (a “Common Director”). However, the Board may, by notice to the EWHP Investor, either appoint such Preferred Director as a Common Director or nominate such director for election as a Common Director, provided that (i) no such appointment or nomination takes place such that such director would be up for election as a Common Director prior to the 2022 annual meeting of shareholders of the Company, and (ii) if anyone the EWHP Investor has designated to serve on the Board has been appointed or nominated as a Common Director prior to July 2, 2022, then no other person designated by the EWHP Investor to serve on the Board may be appointed or nominated as a Common Director prior to July 2, 2022. From and after the time that no Series B Preferred Stock remains outstanding, the EWHP Investor’s right to designate directors in accordance with the preceding sentence will convert into a right, subject to the same ownership thresholds described above, to designate up to two individuals to be nominated by the Company to serve on the Board. The initial Preferred Directors are Martin P. Sutter and William A. Hawkins, III, who were appointed to the Board of Directors effective as of July 2, 2020.

Lock-Up Period

The EWHP Investor may not transfer any of the Purchased Shares (or any Common Stock into which the Purchased Shares are convertible) for a period of two years after the Preferred Stock Closing (the “Lock-Up Period”), subject to certain customary exceptions. After the Lock-Up Period, the EWHP Investor may transfer the Purchased Shares (or shares of Common Stock into which the Purchased Shares are convertible) to any person subject to certain limited restrictions designed to prevent transfers to competitors of the Company.

Standstill

Subject to certain customary exceptions, the EWHP Investor is subject to a standstill provision which restricts it and its affiliates from taking certain actions without the consent of the board of directors (acting upon a majority vote of the directors other than the designees of the EWHP Investor to the board) including (i) acquiring any securities or material assets or businesses of the Company or its subsidiaries, (ii) proposing any merger, business combination, recapitalization, restructuring or other extraordinary transaction with the Company or its subsidiaries, (iii) initiating shareholder proposals or convening a shareholder’s meeting of the Company or its subsidiaries, (iv) soliciting proxies or otherwise seeking to influence, advise or direct the voting of capital stock of the Company, (v) influencing, advising, changing or controlling the management, board of directors, governing instruments, affairs or policies of the Company or any of its subsidiaries, and (vi) forming, joining or participating in any “group” (within the meaning of Section 13(d)(3) of the Exchange Act), until the later of (x) July 2, 2023, and (y) the date on which the EWHP Investor is no longer a 10% Holder nor a 5% Holder.

Preemptive Rights

Subject to customary exceptions, so long as the EWHP Investor is a 10% Holder, if the Company intends to issue and sell equity securities to any person, then the EWHP Investor has the right to participate in such equity offering up to its pro-rata percentage of such equity securities (calculated on a fully-diluted, as converted basis).

Terms of the Series B Preferred Stock

Ranking and Liquidation Preference:	The Series B Preferred Stock ranks senior to Common Stock with respect to dividends and distributions on liquidation, winding-up, and dissolution. Upon a liquidation, dissolution, or winding-up of the Company, each share of Series B Preferred Stock will be entitled to receive $1,000 per share (the “Purchase Price Per Share”), plus any accrued and unpaid dividends (the “Liquidation Preference”).

Conversion at Purchaser’s Option:	Each holder of Series B Preferred Stock (each a “Holder” and collectively, the “Holders”) will have the right, at its option, to convert its Series B Preferred Stock, in whole or in part, into a number of fully paid and non-assessable shares of Common Stock equal to the Purchase Price Per Share, plus any accrued and unpaid dividends, divided by $3.85 (the “Conversion Price”). No Holder may convert its shares of Series B Preferred Stock into shares of Common Stock if such conversion would result in the Holder, together with its affiliates, holding more than 19.9% of the votes entitled to be cast at any stockholders meeting or beneficially owning in excess of 19.9% of the then-outstanding shares of Common Stock (the “Beneficial Ownership Cap”).

Mandatory Conversion:	The Series B Preferred Stock (including any accrued and unpaid dividends) will, subject to the Beneficial Ownership Cap, automatically convert into Common Stock at any time after July 2, 2023, provided that the Common Stock has traded at 200% or more of the Conversion Price for 20 out of 30 consecutive trading days and as of the close of trading on the trading day immediately prior to the date of conversion, the Common Stock has traded at 200% or more of the Conversion Price. To the extent any Series B Preferred Stock cannot be converted due to operation of the Beneficial Ownership Cap, it shall remain outstanding and automatically convert at such time as such conversion would be permitted under the Beneficial Ownership Cap.

Dividends:	The Holders will be entitled to cumulative dividends at a rate of 4.0% per annum for the period ending June 30, 2021 and 6.0% per annum thereafter, in each case compounding quarterly in arrears. The dividends are payable quarterly in whole or in part, in cash. However, the Company may, at its option, elect to not pay such dividend and to instead accrue the amount of such dividend. Accrued and unpaid dividends will be paid in cash or included in the conversion of the Series B Preferred Stock upon the occurrence of the Mandatory Conversion or the Company’s redemption of the Series B Preferred Stock.

Voting:	Subject to certain exceptions, each share of Series B Preferred Stock is entitled to be voted on by the Holders and will vote on an as-converted basis as a single class with the Common Stock, subject to certain limitations on voting set forth in the related Preferred Stock Amendment, including the following caps on voting: (i) no Holder (together with its Affiliates) shall be entitled to vote (in respect of such Person’s holdings of Series B Preferred Stock and any Common Stock issued or issuable upon conversion of such Series B Preferred Stock) more than 19.90% of the total Voting Stock of the Corporation (measured as of the time of such vote); and (ii) no Holder shall be entitled in respect of each share of Series B Preferred Stock to more than a number of votes equal to (x) $1,000 divided by (y) the Minimum Price ($5.25).

Consent Rights:

The following matters will require the approval of the majority of the outstanding Series B Preferred Stock, voting as a separate class:

•   any changes to the rights, preferences, or privileges of the Series B Preferred Stock;

•   amendments or restatements of any organizational document of the Company or its subsidiaries in a manner that materially, adversely and disproportionately affects the rights, preferences and privileges of the Series B Preferred Stock as compared to Common Stock;

•   the authorization or creation of any class or series of senior or parity equity securities;

•   the declaration of any dividends or any other distributions, or the repurchase or redemption, of any equity securities of the Company ranking junior to or on parity with the Series B Preferred Stock (subject to certain exceptions);

•   prior to January 2, 2023 the sale, transfer, or other disposition of any assets, business, or operations for $25 million or more (other than sales of inventory in the ordinary course of business), or the purchase or acquisition of any assets, business, or operations for $75 million or more;

•   prior to January 2, 2023, the merger or consolidation of the Company unless either (x) the surviving company will have no class of equity securities ranking superior or in parity with the Series B Preferred Stock or (y) the Holders of the Series B Preferred Stock will receive in connection therewith consideration per share of Series B Preferred Stock valued at 200% or more of the Purchase Price Per Share;

•   prior to January 2, 2023, commencing a voluntary case under any applicable bankruptcy, insolvency, or other similar law or consenting to the entry of an order for relief in an involuntary case under any such law, or effectuating any general assignment for the benefit of creditors; and

•   prior to the January 2, 2023, enter into any settlement agreement regarding the Company’s securities class action litigation.

Change of Control:	If the Company undergoes a Change of Control (as defined in the Preferred Stock Amendment), the Company will have the option to repurchase any or all of a Holder’s then-outstanding shares of Series B Preferred Stock for cash in an amount equal to the Liquidation Preference, plus all accrued and unpaid dividends, subject to the right of each Holder to convert its Series B Preferred Stock into Common Stock. If the Company does not exercise such repurchase right, the Holder will have the option to (i) require the Company to repurchase any or all of its then-outstanding shares of Series B Preferred Stock for cash in an amount equal to the Liquidation Preference or (ii) convert its Series B Preferred Stock (including accrued and unpaid dividends) into Common Stock and receive its pro rata consideration thereunder.

Anti-dilution	The Conversion Price is subject to certain customary anti-dilution adjustments if the Company issues shares of Common Stock as a dividends or distribution on the Common Stock or effects a stock split or stock combination of the Common Stock. The Conversion Price is also subject to a weighted average anti-dilution adjustment if the Company issues Common Stock (or securities convertible into Common Stock) at a price per share less than the Conversion Price within two years after Preferred Stock Closing but such adjustment may not result in a Conversion Price of less than $3.47.

The foregoing descriptions of the Purchase Agreement, the terms of the Series B Preferred Stock, and the Registration Rights Agreement are not complete and are qualified in their entirety by reference to the full text of the Purchase Agreement, the Preferred Stock Amendment and the Registration Rights Agreement, copies of which are filed as Exhibits 10.38, 3.3, and 10.39 to the Company’s Annual Report on Form 10-K filed on July 6, 2020, and are incorporated herein by reference.

Election of Directors. Effective July 2, 2020, pursuant to the terms of the Purchase Agreement and the Preferred Stock Amendment, the Company increased the size of the Board of Directors and appointed Martin P. Sutter and William A. Hawkins III to serve as Preferred Directors. It is expected that each will serve on at least one committee of the Board of Directors, which have yet to be determined. Each will have the same compensation arrangement as the Company’s other non-employee directors.

Except as described in this Schedule 13D, none of the Reporting Persons has any present plan or proposal which relates to, or could result in, any of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. However, the Reporting Persons will continue to review the business of the Issuer and, depending upon one or more of the factors referred to above, may in the future propose that the Issuer take one or more such actions.

Item 5. Interest in Securities of the Issuer

TOTAL OUTSTANDING SHARES. According to the Annual Report on Form 10-K filed by the Company on July 6, 2020, the number of shares of the Company’s Common Stock outstanding on such date was 110,328,875 shares. For purposes of calculating the total outstanding shares on the date of filing of this Schedule 13D, the Reporting Persons have included the shares of Preferred Stock sold in the Financing.

INVESTOR. As of the date of filing of this Schedule 13D, Falcon is the beneficial owner of 90,000 shares of the Company’s Series B Convertible Preferred Stock (the “Securities”), which represents approximately 23,376,623 shares of common stock upon conversion of the Shares or 16.9% of the Common Stock outstanding, Falcon has the sole voting and investment power with respect to the Securities.

EWHP-UGP. EW Healthcare Partners Fund 2-UGP, LLC, the general partner of Falcon, may also be deemed to have sole voting and investment power with respect to such Securities. EWHP-UGP disclaims beneficial ownership of such Securities except to the extent of its pecuniary interest therein.

THE MANAGERS. Under the operating agreement of the EWHP-UGP, the Managers have the power by majority vote and through the EWHP-UGP to (i) cause Falcon to buy and sell marketable securities of portfolio companies and (ii) direct the voting of such securities. As a result, the Managers may also be deemed to have shared dispositive power and voting power with respect to the Securities held by Falcon. In addition, Mr. Sutter is a member of the Company’s Board of Directors. The Managers disclaim beneficial ownership of such Securities except to the extent of their respective pecuniary interests therein.

None of the Reporting Persons has effected any transactions in the securities of the Company during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Issuer.

See response to Item 4.

Except for the agreements and instruments described in the response to Item 4, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be filed as Exhibits

Exhibit 1:     Joint Filing Agreement, dated July 13, 2020.

Signatures

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: July 13, 2020

FALCON FUND 2 HOLDING COMPANY, L.P.,	INDIVIDUALS:

By: EW Healthcare Partners Fund 2-UGP, LLC, Its General Partner By: /s/ Martin P. Sutter Name: Martin P. Sutter Title: Manager	/s/ Martin P. Sutter Name: Martin P. Sutter /s/ R. Scott Barry Name: R. Scott Barry

EW HEALTHCARE PARTNERS FUND 2-UGP, LLC By: /s/ Martin P. Sutter Name: Martin P. Sutter Title: Manager	/s/ Ronald W. Eastman Name: Ronald W. Eastman /s/ Petri Vainio Name: Petri Vainio